Exhibit 99.2

6 December 2004

Directors’ Interests

Executive Share Option Plan

The following directors today exercised options over Mitchells & Butlers plc shares, disposing of sufficient shares to meet costs, tax and NI, as shown below:

	Option Price		Option Exercised – Shares	Shares Sold	Selling Price		Shares Retained	Balance of Shares Under Option

Tim Clarke	214.47	p	244,400)
	181.42	p	5,845)	202,089	318.7566	p	48,156	2,152,897

Mike Bramley	214.47	p	97,704	79,043	318.7566	p	18,661	1,274,497

Tony Hughes	214.47	p	144,189	116,649	318.7566	p	27,540	1,342,820

Six Continents Special Deferred Incentive Plan (“SDIP”)

As described in the Listing Particulars sent to shareholders on 17 February 2003, and as part of the separation from Six Continents PLC, the Company agreed to provide shares to meet existing entitlements under the SDIP in respect of Tim Clarke.

Accordingly, 10,233 shares have been transferred today to Tim Clarke, Chief Executive, from the Mitchells & Butlers Employee Benefit Trust to meet this entitlement under the SDIP for 2002/03. These shares have been transferred net of tax and NI liabilities.

Share Balances

Following the above transactions, the directors hold the following Mitchells & Butlers plc shares:

Tim Clarke	411,349
Mike Bramley	36,837
Tony Hughes	51,704

Following these transactions and other option exercises by non directors, the Mitchells & Butlers Employee Benefit Trust is interested in 2,927,374 Mitchells & Butlers shares. The executive directors of the Company, Mike Bramley, Tim Clarke, Tony Hughes and Karim Naffah, are technically deemed to be interested in these shares as potential beneficiaries under the Trust.

M J N Bridge
Deputy Secretary
0121 498 4526